

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2014

<u>Via E-mail</u>
James L. Welch
Chief Executive Officer
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, KS 66211

>   **Re: YRC Worldwide Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 4, 2014**
>   **File No. 333-193752**

Dear Mr. Welch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the selling stockholders Avenue Funds, Carlyle Funds, Solus Funds, and Whitebox Funds acquired the shares to be registered relatively recently and, upon conversion, the shares would represent approximately 26%, 13%, 9% and 7% of the company's outstanding shares of common stock, respectively. Please provide us your analyses with respect to each of the above selling stockholders as to why they should not be considered underwriters in this offering. Refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09 for guidance. Alternatively, please identify these stockholders as statutory underwriters.

2. Please tell us whether any of the non-natural person selling stockholders, besides Deutsche Bank Securities Inc., are broker-dealers or affiliates of any broker-dealers.

<u>Selling Stockholders, page 18</u>

3. We note your statement in footnote 8 on page 21 that "Deutsche Bank Securities Inc. is a registered broker-dealer. The shares registered for resale hereunder were not issued as underwriter compensation and as a result Deutsche Bank Securities Inc. may be deemed an underwriter with regard to such shares." Please revise the latter part of this sentence to identify Deutsche Bank Securities Inc. as an underwriter.

4. Similarly, we note your statement on page 18 that "[c]ertain selling stockholders may be deemed an 'underwriter' as defined in the Securities Act." Please revise to clarify that Deutsche Bank Securities Inc. is an underwriter and that all other selling stockholders may be deemed to be underwriters.

<u>Exhibit 5.1</u>

5. We note your statement on page 2 conditioning your opinion on stockholder approval of the Certificate Amendment and the conversion of preferred stock into common stock. Please confirm that upon takedown you will file an unqualified opinion by post-effective amendment or on Form 8-K incorporated by reference into the registration statement.

6. Please remove the last sentence on page 3, as it appears to improperly limit reliance. All purchasers of the securities in the offering are entitled to rely on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via-Email
        Dennis M. Myers, P.C.
        Kirkland & Ellis LLP